Exhibit 99.1

Cellectis S.A. Announces Calyxt is New Name for Its Plant Sciences Subsidiary

PARIS--(BUSINESS WIRE)--May 4, 2015--Regulatory News:

Cellectis S.A. (Paris:ALCLS) (Alternext: ALCLS – Nasdaq Global Market: CLLS) a pioneering gene-editing company employing proprietary technologies to develop best-in-class products in the emerging field of immuno-oncology, today announced that it has changed the name of its subsidiary, Cellectis plant sciences, Inc. to Calyxt, Inc.

The name change is part of Cellectis’ effort to further distinguish the parent company’s focus from that of it subsidiary. Gene editing is the common base of the two companies: it is used by Cellectis in the development of new and innovative product candidates for treatment of cancers, and by Calyxt in the development of improved crops for consumers with healthier characteristics.

The goal of the name change is to leverage the strengths of both Cellectis and Calyxt brand identities.

To find out more about Calyxt, please visit www.calyxt.com

About Cellectis

Cellectis is a gene-editing company focused on developing immunotherapies based on gene edited engineered CAR-T cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 15 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis S.A. is listed on the Nasdaq Global Market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

CONTACT:
Media
Jennifer Moore, 917-580-1088
Director of Communications
contact@cellectis-plantsciences.com
or
BMC Communications
Brad Miles, 646-513-3125
bmiles@bmccommunications.com
or
IR contacts
Simon Harnest, 646-385-9008
VP Finance and Investor Relations
simon.harnest@cellectis.com